Jeffrey A. Baumel

973.639.5904
Fax 973.297.3814
jbaumel@mccarter.com

September 30, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn: David Roberts

Re: American Caresource Holdings, Inc. (the "Company" or the "Registrant") Registration Statement on Form SB-2 filed February 14, 2005 File No. 333-122820

Dear Mr. Roberts:

      Filed today is Amendment No. 7 to the above referenced registration statement (the "Registration Statement") marked to show changes from the registration statement filed with the Commission on September 14, 2005. This letter responds to the Commission's letter to the Company, dated September 22, 2005 (the "SEC Letter"), regarding the Registration Statement. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The heading and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter. Page references in the Company's responses to the SEC comments correspond to the page numbers in the enclosed marked copy of the amended Registration Statement.

Risk Factors

ACS's financial results are dependent on both the number of claims it processes as well as the types of claims it processes, page 10

1. Please revise your subheading and risk factor narrative to highlight the specific risk that results from that stated fact. For example, but without limitation, please note the effect that these fluctuations can have on the predictability of your revenues.

      The subheading and risk factor narrative have been revised at page 10 in response to the Staff's comment above.

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Securities and Exchange Commission
September 30, 2005
Page 2

ACS may incur increased expenses due to the termination of the Transitional Services Agreement with Patient InfoSystems, page 11

2. Please briefly discuss the circumstances that caused the early termination of this agreement and whether ACS is currently able to provide the services that were provided by PATY under the agreement. If not, please disclose the services that will either have to be outsourced or require additional personnel.

      The Registrant currently operates substantially as an independent enterprise and no longer relies on the infrastructure or administrative services of Patient Infosystems. The primary purpose of the Transitional Services Agreement was to provide continued benefits to the Registrant's employees. The Registrant terminated the Transitional Services Agreement because it identified an independent benefit service provider to provide comparable employee benefit services at reasonable prices. Accordingly, the Registration Statement has been revised at page 11 in response to the Staff's comment above.

Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 17

3. We note your disclosure that PATY advanced $3,327,949 of working capital to ACS since the acquisition and that, as of August 31, 2005, the balance due is $430,000. Please revise to indicate when, and from what source, ACS repaid the approximately $2.9 million. We note that previous amendments indicated that ACS had repaid $1 million of this amount. This comment also applies to your disclosure under the heading, "Certain Relationships and Related Transactions." Please revise or advise.

      The Registrant has received funding of $3,327,949 from Patient Infosystems in the form of $1,549,751 of equity contributions and $1,778,198 of intercompany loans. The Registrant has periodically used funds from the extended line of credit from Wells Fargo Bank, N.A. to repay approximately $1.45 million of its intercompany loan to Patient Infosystems. As of September 28, 2005, the balance due to Patient Infosystems for this intercompany loan was approximately $340,000. The Registration Statement has been revised at pages 17 and 30 in response to the Staff's comment above.

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Securities and Exchange Commission
September 30, 2005
Page 3

4.    Please disclose Matthew Kinley's affiliation with ACS or PATY.

      Matthew Kinley is not an affiliate or employee of either the Registrant or Patient Infosystems. Matthew Kinley is an employee of a company owned by John Pappajohn. The Registration Statement has been revised at pages 17, 21 and 30 in response to the Staff's comment above.

PART II

Item 26, Recent Sales of Unregistered Securities, page II-2

5. Please break out your disclosure to discuss the specific issuance made, including the dates of the issuances, the exercise price of the options issued and the identity or class of purchasers. In addition, please disclose the exemption from registration you relied upon in each issuance, including the facts necessary to support your claim.

      The Registration Statement has been revised at page II-2 in response to the Staff's comment above.

Exhibits

6. Please advise us why the Guaranty by John Pappajohn included Exhibit 10.13 has different terms than the Guaranty by John Pappjohn filed as Exhibit
      10.17. For example, but without limitation, the Guaranty filed in Exhibit
      10.13 states that Pappajohn will guaranty $3,250,000 while the Guaranty filed as Exhibit 10.17 states that the guaranty shall be limited to $2,925,000.

      A previous draft of the Guaranty by John Pappajohn had been attached as an exhibit to Exhibit 10.13. A final draft of the Guaranty by John Pappajohn has now been attached as an exhibit to Exhibit 10.13. This attached exhibit is the exhibit filed as Exhibit 10.17.

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Securities and Exchange Commission
September 30, 2005
Page 4

      We appreciate your prompt response to our filing. If you have any questions, or if we may be of any assistance, please contact the undersigned at
(973) 622-4444.

Very truly yours,


/s/ Jeffrey A. Baumel

Jeffrey A. Baumel

JAB:an